================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                  SCHEDULE TO/A
                                 (RULE 14D-100)
                  Tender Offer Statement Under Section 14(D)(1)
           or Section 13(E)(1) of the Securities Exchange Act of 1934
                                (Final Amendment)

                              --------------------
                             U.S. Laboratories Inc.
                       (Name of Subject Company (Issuer))

                             Voice Acquisition Corp.
                     An Indirect Wholly Owned Subsidiary of

                              Bureau Veritas, S.A.
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                    90333T105
                      (CUSIP Number of Class of Securities)

                              --------------------
                                                          With a copy to:
                Frank Piedelievre                      Richard S. Green, Esq.
      President and Chief Executive Officer           Thelen Reid & Priest LLP
              Bureau Veritas, S.A.                      40 West 57th Street
            17 bis, Place des Reflets                 New York, New York 10019
                  La Defense 2                       Telephone: (212) 603-2000
            92400 Courbevoie, France
          Telephone: 011-331-4291-5291

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                              --------------------
                            CALCULATION OF FILING FEE

================================================================================
         TRANSACTION VALUE*                       AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
          $82,375,152.50                                $7,578.51
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 5,138,660 outstanding shares of common stock of U.S. Laboratories Inc. and the purchase of 542,385 shares of common stock issuable upon the exercise of outstanding options and warrants at a purchase price of $14.50 per share.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $7,578.51        Filing party: Bureau Veritas, S.A.
     Form or Registration No.: Schedule TO-T  Date Filed: August 22, 2002
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
================================================================================

----------------------------------------------------------------------------------------------------------------
CUSIP No.  90333T105                13D
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 BUREAU VERITAS, S.A.
----------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      a)  [_]
                                                                                                    (b) [_]

----------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC, OO

----------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [_]

----------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

               FRANCE
----------------------------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER
         SHARES
       BENEFICIALLY                None
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
----------------------------------------------------------------------------------------------------------------
                              8    SHARED VOTING POWER

                                   5,231,595
----------------------------------------------------------------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   None
----------------------------------------------------------------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   5,231,595
----------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,231,595
----------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [_]

----------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             100.0%*

----------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
----------------------------------------------------------------------------------------------------------------

* Based upon an aggregate of 5,231,595 shares of the issuer's common stock outstanding as of September 19, 2002.

----------------------------------------------------------------------------------------------------------------
CUSIP No.  90333T105                13D
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 VOICE ACQUISITION CORP.
----------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     a)  [_]
                                                                                                   (b) [_]
----------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF
----------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [_]

----------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
----------------------------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER
         SHARES
       BENEFICIALLY                None
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
----------------------------------------------------------------------------------------------------------------
                              8    SHARED VOTING POWER

                                   5,231,595
----------------------------------------------------------------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   None
----------------------------------------------------------------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   5,231,595
----------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,231,595
----------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [_]

----------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             100.0%*

----------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
----------------------------------------------------------------------------------------------------------------

* Based upon an aggregate of 5,231,595 shares of the issuer's common stock outstanding as of September 19, 2002.

        This Final Amendment (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (this "Statement"), originally filed on August 22, 2002 with the Securities and Exchange Commission (the "Commission"), as amended by Amendment No. 1 thereto filed on August 26, 2002 and Amendment No. 2 filed on September 13, 2002, by Voice Acquisition Corp., a Delaware corporation ("Acquisition Sub"), and Bureau Veritas, S.A., a societe anonyme organized under the laws of the French Republic ("Bureau Veritas"), and the Schedule 13D filed with the Commission by Acquisition Sub and Bureau Veritas on August 30, 2002. The Statement and the Schedule 13D relate to Acquisition Sub's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of U.S. Laboratories Inc., a Delaware corporation ("U.S. Laboratories"), at a purchase price of $14.50 per share, net to the seller in cash. The terms and conditions of the Purchase Offer are described the Offer to Purchase dated August 22, 2002, as amended and supplemented (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the Statement (together with the Offer to Purchase, the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms in the Offer to Purchase.

ITEM 4. Terms of the Transaction, ITEM 8. Interest in Securities of the Subject Company, and ITEM 11. Additional Information of the Statement and Item 5 of
Schedule 13D.

Item 4, Item 8 and Item 11 of the Statement and Item 5 of Schedule 13D are amended and supplemented to include the following:

        The Offer expired at 12:00 midnight, New York City time, on Thursday, September 19, 2002, and was not extended. Based on information provided by the Depositary for the Offer, 5,082,384 Shares (including 139,896 Shares subject to guaranteed delivery), representing approximately 97.15% of the issued and outstanding Shares, were validly tendered pursuant to the Offer and not validly withdrawn. Acquisition Sub has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer and will promptly make payment to the Depositary for the accepted Shares.

        On September 20, 2002, Bureau Veritas issued a press release announcing the results of the Offer. The full text of the press release is filed as Exhibit
(a)(5)(E) and is incorporated herein by reference.

ITEM 12. Exhibits of the Statement.

        Item 12 of the Statement is hereby amended and supplemented to add the following exhibit:

              Exhibit (a)(5)(E) Press Release issued by Bureau Veritas, S.A. on September 20, 2002.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             BUREAU VERITAS, S.A.


                             By: /s/ Frank Piedelievre
                                 -------------------------------------------
                             Name: Frank Piedelievre
                             Title: President and Chief Executive Officer


                             VOICE ACQUISITION CORP.


                             By:  /s/ Frank Piedelievre
                                 -------------------------------------------
                             Name: Frank Piedelievre
                             Title: Chairman of the Board and President

Dated: September 20, 2002

                         EXHIBIT INDEX TO THE STATEMENT

  Exhibit No.                              Exhibit Name
  -----------                              ------------

   (a)(5)(E)       Press Release issued by Bureau Veritas on September 20, 2002